[BUNGE LIMITED LETTERHEAD]





                                December 6, 2006


VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attention: Jill S. Davis
           Jonathan Duersch


         Re:      Bunge Limited
                  Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 15, 2006
                  Form 10-Q for Fiscal Quarters Ended June 30, 2006 and September 30, 2006
                  Filed August 9, 2006 and November 9, 2006
                  File No. 001-16625

Dear Ms. Davis and Mr. Duersch:

         On behalf of Bunge Limited (the "Company" or "Bunge"), set forth below are the Company's responses to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), received in your letter dated November 21, 2006 concerning the Company's above-referenced periodic filings. For the purposes of this letter, the Company refers to its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 as its "2005 Form 10-K"; its Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2006 and September 30, 2006 as its "Second Quarter 2006 Form 10-Q" and its "Third Quarter 2006 Form 10-Q," respectively. For your convenience, the Company's responses follow the sequentially numbered Comments copied in bold from your letter. All page numbers in the responses below refer to the page numbers of the relevant periodic filing.

         Where appropriate, we have provided revised disclosures from our 2005 Form 10-K reflecting the Company's responses to the Comments. The Company proposes to reflect these revised disclosures in future periodic filings.

Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations, page 29
-------------------

Income Tax Benefit (Expense), page 39
-------------------------------------

1. We note your disclosure regarding the change in the tax valuation allowance which you attribute to three items, namely i) legal restructuring of your Brazilian subsidiaries, ii) increased statutory taxable income due to real appreciation, and iii) actions undertaken to recover the net operating loss carry-forwards. Please more fully describe to us these items in detail and compare and contrast how these items affected the assumptions underlying the likelihood of net loss carry-forward recoverability in fiscal years 2004 and 2005. Expand your critical accounting policies and management's discussion and analysis as to provide investors with an understanding of each of these items and the assumptions management uses to estimate net loss carry-forward recoverability.

     In response to the Staff's Comment, we have provided the following additional description of the $79 million reversal of deferred tax valuation allowances recorded in 2005.

     Legal Restructuring of the Brazilian Subsidiaries
     -------------------------------------------------

     Bunge has had substantial operations in many different industries in Brazil since 1938. These operations were conducted through several different operating subsidiaries incorporated in Brazil. Bunge's ownership interest in these operating subsidiaries was held through several different holding companies that also had operations in the past, but had since become non-operational. Additionally, the majority of the operating subsidiaries had minority investors.

     In the early 1990's, our management developed and began to carry out a strategy of selling non-core assets and focusing our efforts on growth in the agribusiness segment. The disposition of the non-core assets was substantially completed by 2000. This strategy primarily involved the sale of non-core operating subsidiaries. In addition, beginning in 2000, our management developed a strategy of increasing our ownership interest in subsidiaries involved in our Brazilian agribusiness and fertilizer business that were not wholly owned. In that regard, in the second half of 2004, we acquired the remaining 17% of the outstanding capital stock which we did not already own of Bunge Brasil S.A., a Brazilian publicly-traded holding company for our Brazilian operations. Following the acquisition, we owned 100% of Bunge Brasil S.A. and its subsidiaries, Bunge Alimentos S.A. and Bunge Fertilizantes S.A.

     Under Brazilian federal tax laws, each legal entity must file a "stand alone" tax return. There is no concept of consolidated tax returns in Brazil, which results in operating loss carryforwards being trapped in separate legal entities, as parent companies are not permitted to file a consolidated tax return. However, operating loss carryforwards do not expire in Brazil.

     Over a period of several years, some of our now non-operating Brazilian companies had accumulated operating loss carryforwards for which valuation allowances were recorded against the related deferred tax assets as it was determined that it was more likely than not that the net operating loss carryfowards would not be recoverable as future income was not adequate to recover the operating loss carryforwards, as these companies did not have revenue generating activities adequate to use the operating loss carryfowards. Prior to 2005, we did not have tax planning strategies in place to recover the operating loss carryforwards.

     After the completion of the purchase of the remaining capital stock of Bunge Brasil S.A. in 2004, we began the development of a tax planning strategy to simplify our Brazilian corporate structure that involved actions that would result in the realization of the deferred tax assets. In the third quarter of 2005, we began to execute our tax planning strategy, which involved the merger of several subsidiaries, recapitalization of certain subsidiaries, reducing their debt and changing certain Brazilian federal statutory tax elections, all of which would likely allow us to use a substantial portion of the operating loss carryforwards. As a result of the execution of this tax planning strategy, we determined that certain of the operating loss carryforwards, for which we had established valuation allowances in prior years, were now more likely than not to be recoverable. As a result, we reversed $38 million of the existing valuation allowances in the third quarter of 2005.

     Increased Statutory Net Income Due to Real Appreciation
     -------------------------------------------------------

     During 2005, the Brazilian real appreciated 13% versus the U.S. dollar. The functional currency of our Brazilian subsidiaries is the real. In 2005, as part of our foreign exchange hedging program, we initiated a tax planning strategy to increase taxable income in our Brazilian subsidiaries that had valuation allowances recorded against deferred tax assets representing net operating loss carryforwards. This strategy primarily involved the use of foreign currency derivatives whereby the Brazilian subsidiary would take a short (liability) U.S. dollar monetary position. As a result of the appreciation of the real during 2005, these subsidiaries generated significant taxable foreign exchange gains which could be used to offset against operating loss carryforwards for Brazilian income tax purposes. As a result of the execution of this tax planning strategy, we determined that certain of the net operating loss carryforwards, for which we had established valuation allowances in prior years, were now more likely than not to be recoverable. As a result, we reversed $28 million of valuation allowances in the fourth quarter of 2005.

     Actions Undertaken To Recover the Net Operating Loss Carryforwards
     ------------------------------------------------------------------

     As described above, the merger of non-operating Brazilian subsidiaries with operating loss carryforwards into operating Brazilian subsidiaries with income generating activities was the primary strategy used to reverse valuation allowances. As part of these mergers, we recapitalized certain businesses, changed statutory tax elections and used foreign currency derivatives and U.S. dollar-denominated intercompany loans during a period of a strengthening Brazilian real to generate local taxable income to facilitate the use of the operating loss carryforwards by the newly merged entities. As a result of the execution of the tax planning strategy, we determined that certain of the net operating loss carryforwards for which we had established valuation allowances in prior years were now more likely than not to be recoverable. As a result, we reversed $13 million of valuation allowances in the fourth quarter of 2005.

     In addition to the information provided on our critical accounting policies under Income Taxes on page 54 of our 2005 Form 10-K, we propose to include the following additional disclosures in our critical accounting polices and management's discussion and analysis in response to the Staff's Comment:

          "Our tax planning strategies in Brazil involve the use of foreign currency derivatives, optimizing the capital structure of our Brazilian subsidiaries to make it more tax efficient and using U.S. dollar-denominated intercompany loans."

     We request that the Staff permit us to reflect the additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

2. Please confirm whether or not the net adjustments to the tax valuation allowance included a component related to any uncertain tax positions and describe those circumstances, if any.

     We confirm that the net adjustments to the tax valuation allowances did not include a component related to any uncertain tax positions.

Off-Balance Sheet Arrangement, page 49
--------------------------------------

3. We note your disclosure indicating that you have entered into synthetic lease agreements for barges and rail cars which you had originally owned. Please provide us with the analysis you performed to determine whether or not these arrangements qualified as variable interests which require consolidation under FIN 46(R). Additionally, describe more fully the synthetic lease terms and conditions.

     We advise the Staff that no specific entity was created to hold the leased assets. The asset pools were sold to and leased back from unaffiliated insurance companies or groups of insurance companies. Where multiple insurance companies are involved in a lease, a third party financial institution serves as agent to collect and remit lease payments. There is no entity or "deemed entity" involved in the transaction that would qualify for consideration under FIN 46R.

     Initial terms of the synthetic leases vary from five to ten years at the end of which renewal options are available. The agreements include purchase options at various points after the initial and renewal terms. If the purchase options are not exercised, Bunge would be obligated to pay to the lessors any deficit between the proceeds of a fair value sale of the asset group by the lessors and specified formulas for minimum required payment amounts under make-whole agreements. These maximum required payments upon lease termination were considered as part of total minimum lease payments in our evaluation of the classification of the leases as operating in accordance with SFAS No. 13, Accounting for Leases. Under the terms of the leases, Bunge specifically retains depreciation deductions on the leased assets for income tax reporting purposes.

Disclosure Controls and Procedures, page 59
-------------------------------------------

4. We note your statement that your disclosure controls and procedures are effective in ensuring that material information required to be disclosed has been made known to your Chief Executive and Chief Financial Officer in a timely fashion. Please confirm, if true, that the controls and procedures have been designed to ensure that information related to the company is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

     We confirm that our controls and procedures have been designed to ensure that information related to the Company is recorded, processed, summarized and reported on a timely basis. We also confirm that our controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Please note that we revised the "Disclosure Controls and Procedures" disclosure contained in Item 4 of our Third Quarter 2006 Form 10-Q to clarify this matter and will continue to use this revised disclosure in future periodic filings.

Financial Statements
--------------------

Consolidated Statement of Cash Flows, page F-7
----------------------------------------------

5. Please provide us with a schedule detailing the amounts and nature of the items comprising the "other" line items under operating, investing and financing activities.

     We advise the Staff that we did not have items classified as "other" under investing and financing activities in our consolidated statements of cash flows.

     We have provided below a schedule detailing the amounts and nature of the items comprising the "other - net" line item under operating activities. Other -net in our consolidated statements of cash flows under operating activities represents the change in other current and non-current operating assets and liabilities during the periods presented.

                                                                       Year Ended December 31,
                                                                   --------------------------------
(US$ in millions)                                                    2005        2004        2003
                                                                   --------------------------------
Gain on sale of property, plant and equipment                         (11)         (6)         (1)
Equity in earnings of affiliates                                      (31)        (13)        (16)
Changes in other operating assets and liabilties,
excluding the effects of acquisitions and
dispositions:
   Unrealized net loss (gain) on derivative contracts                  72          71         (99)
   Recoverable taxes                                                  (42)       (101)        (58)
   Prepaid expenses and other current assets                         (133)         15          (2)
   Other non-current assets                                           (37)       (122)        (64)
   Accrued liabilities                                                (12)        164          13
   Income taxes receivable or payable                                 (61)         55          24
   Advances on sales                                                   44          12          57
                                                                   ------      ------      ------
Total Other Net Operating Cash Flow                                  (211)         75        (146)
                                                                   ======      ======      ======

6. Please clarify the nature of the items included in "Return of capital from affiliates" which is presented as a component of investing activities.

     We advise the Staff that the return of capital from affiliates of $38 million and $17 million included in our consolidated statements of cash flows for the years ended December 31, 2005 and 2004, respectively, represent a return of capital primarily from The Solae Company. We have a 28% ownership interest in this joint venture. The amounts presented as return of capital represent the excess of cash distributed over the equity in the earnings of Solae. The disclosure of the return of capital was indicated in the second paragraph, last sentence of Note 10, Investments in Affiliates, of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K. The return of capital from affiliates was classified as an investing activity in accordance with paragraph 16(b) of SFAS No. 95, Statement of Cash Flows (SFAS No. 95).

7. Please provide us with a reconciliation of the changes in your comparative balance sheet components to your statement of cash flows for each period presented and include quantified detail of components in "all other items, net". Additionally, please demonstrate how your disclosures have fully complied with the requirement to provide supplemental information about non-cash investing and financing activities. Based on our comparison of the amounts reported on the face of the balance sheet it was not readily apparent how the year-to-year changes were reflected in the amounts reported in your statement of cash flow or disclosed. For example, but without limitation, we were unable to determine whether or not the change in the comparative trade accounts payable, trade accounts receivable, inventory, and long-term debt balance sheet amounts were related exclusively to foreign currency exchange rate changes, non-cash transactions or cash flow classification. Refer to paragraphs 29 and 32 of SFAS 95.

     In response to the Staff's Comment, we have provided the following reconciliation of the changes in trade accounts receivable, inventories, prepaid commodity purchase contracts, advances to suppliers and trade accounts payable for the years ended December 31, 2005, 2004 and 2003.

(US$ in millions)
                                                                                Prepaid
                                                     Trade                    commodity     Advances        Trade
                                                  accounts                     purchase           to     accounts
 Year Ended December 31, 2003                   receivable    Inventories     contracts    suppliers      payable
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                         1,168           2,407           173          205        1,271

Sale of U.S. bakery business                         (28)            (36)            -            -          (19)

Sale and contribution of soy ingredients
operations to The Solae Company                      (47)            (62)            -            -          (22)

Bad debt (expense) recovery                           (3)              -             -            -            -

Change per the statements of cash flows              129             249            76           30          174

Effect of exchange rate changes                      276             309            (2)          45          274
                                                   -----          ------          ----         ----        -----
Balance, December 31, 2003                         1,495           2,867           247          280        1,678
                                                   =====          ======          ====         ====        =====


                                                                                Prepaid
                                                     Trade                    commodity     Advances        Trade
                                                  accounts                     purchase           to     accounts
 Year Ended December 31, 2004                   receivable    Inventories     contracts    suppliers      payable
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                         1,495           2,867           247          280        1,678

Bad debt (expense) recovery                          (49)              -                         (9)

Change per the statements of cash flows              398            (328)         (211)         341          164

Effect of exchange rate changes                       84              97             1           85           56
                                                   -----           -----          ----         ----        -----
Balance, December 31, 2004                         1,928           2,636            37          697        1,898
                                                   =====           =====          ====         ====        =====

                                                                                Prepaid
                                                     Trade                    commodity     Advances        Trade
                                                  accounts                     purchase           to     accounts
 Year Ended December 31, 2005                   receivable    Inventories     contracts    suppliers      payable
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                         1,928           2,636            37          697        1,898

Transfer of bio-diesel assets to Diester
International S.A.S.                                 (26)            (12)            -            -           (3)

Bad debt (expense) recovery                          (56)              -             -           16            -

Change per the statements of cash flows             (270)             11            41         (135)        (337)

Effect of exchange rate changes                      126             134            15           57          245
                                                   -----           -----          ----         ----        -----
Balance, December 31, 2005                         1,702           2,769            93          635        1,803
                                                   =====           =====          ====         ====        =====

     For the quantified detail of components in "all other items, net", please see our response to Comment 5 above. In addition, we have provided below a reconciliation of the change in the current portion of long-term debt and long-term debt for the years ended December 31, 2005, 2004 and 2003.

(US$ in millions)
                                                                Year Ended December 31,
----------------------------------------------------------------------------------------------
                                                           2005            2004          2003
----------------------------------------------------------------------------------------------
Balance beginning of the year                             2,740           2,505         2,153

Proceeds from long-term debt                              1,210             860           851

Repayment of long-term debt                                (952)           (678)         (529)

Conversion of 3.75% convertible notes
into Bunge Limited common shares                           (250)              -             -

Mark to market of debt designated as
hedged item in a fair value hedge of
interest rates                                              (22)             37             -

Effect of exchange rate changes                               9              16            30
                                                          -----           -----         -----
Balance at end of year                                    2,735           2,740         2,505
                                                          =====           =====         =====

     In accordance with paragraph 32 of SFAS No. 95, the non-cash transaction that resulted in the conversion of the 3.75% convertible notes into the Company's common shares was disclosed in the fifth paragraph of Note 16, Long-Term Debt, of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K.

     In addition, we have non-cash financing activities related to employee stock compensation issuances, which is disclosed in Note 23, Stock-Based Compensation, of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K.

Note 1 Basis of Presentation and Significant Accounting Policies, F-10
----------------------------------------------------------------------

8. We note your various investments in affiliates as disclosed in note 10. Please expand your disclosure to address your consolidation policy regarding variable interest entities and how you evaluate whether or not consolidation is required related to these interests.

     As of December 31, 2004, 2005 and September 30, 2006, Bunge has no investments in affiliates that would be considered VIEs pursuant to FIN 46R. In response to the Staff's Comment, we propose to include the following paragraph in our significant accounting policies to address our consolidation policy regarding variable interest entities and our evaluation regarding consolidation related to the interests in our investments in affiliates.

          "Bunge evaluates its equity investments for consolidation pursuant to Financial Accounting Standards Board Interpretation No. FIN 46R, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 (FIN 46R). FIN 46R focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. A variable interest entity (VIE) is a legal structure that does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires that a VIE be consolidated by a company if that company is the primary beneficiary of the VIE. The primary beneficiary of a VIE is an entity that is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the VIE's residual returns or both. As of [end of period], Bunge has no investments in affiliates that would be considered VIEs pursuant to FIN 46R."

     We request that the Staff permit us to reflect the additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

9. Please expand your disclosure to indicate how you evaluate and assess your equity investees for impairment.

     In response to the Staff's Comment, we propose to include the following paragraph in our significant accounting policies to address our impairment evaluation and assessment related to our equity investees:

          "Bunge continually reviews its equity investments to determine whether a decline in fair value below the cost basis is other-than-temporary. Bunge considers various factors in determining whether to recognize an impairment charge, including the length of time that the fair value of the investment is less than Bunge's carrying value, the financial condition, operating performance and near term prospects of the investee, which include general market conditions specific to the investee or the industry in which it operates, and Bunge's intent and ability to hold the investment for a period of time sufficient to allow for the recovery in fair value.

          Impairment charges for equity investees are included in Bunge's share of earnings (loss) of affiliates."

     We request that the Staff permit us to reflect the additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

Note 5 Other Current Assets, page F-18
--------------------------------------

10. We note your disclosure regarding secured advances to suppliers. Please expand your disclosure to quantify the interest receivable component of these advances and how you have accounted for interest income in your consolidated statement of income. Expand your revenue recognition accounting policy to describe classification and recognition of interest income related to these secured advances and support your treatment with reference to authoritative accounting guidance.

     We advise the Staff that as previously disclosed in our Third Quarter 2006 Form 10-Q, we have corrected our classification of interest income earned on secured advances to suppliers by reclassifying amounts from cost of goods sold to net sales. We have provided below a schedule detailing the amounts of interest income earned on secured advances to suppliers for the periods indicated.


                                     (US$ in millions)


    Three      Three       Nine       Nine     Three     Three       Six       Six
   Months     Months     Months     Months    Months    Months    Months    Months
    Ended      Ended      Ended      Ended     Ended     Ended     Ended     Ended
Sept. 30,  Sept. 30,  Sept. 30,  Sept. 30,  June 30,  June 30,  June 30,  June 30,   For the Year Ended Dec. 31,
                                                                                     ---------------------------
     2006       2005       2006       2005      2006      2005      2006      2005      2005     2004    2003
     ----       ----       ----       ----      ----      ----      ----      ----      ----     ----    ----
      17         22         62         75        21        24        45        53       102       66      30

     We intend to reflect this corrected classification of interest income earned on secured advances to suppliers in all future periodic filings and we request that the Staff permit us to reflect this corrected classification on a prospective basis as the proposed additional disclosure resulting from this correction is not material in relation to our consolidated financial statements and related disclosures.

     Interest income on advances to suppliers results from an activity that is integral to the ongoing operations of the Company. Advances to suppliers, which in the case of the Company are advances to farmers, are a necessary part of our grain origination and oilseed processing business as they ensure our supply of raw materials (in this case unprocessed agricultural commodities) for the Company's agribusiness operations. As such, we have concluded that this activity is properly shown as a component of gross profit due to its operational nature, and therefore, should be classified as a component of net sales in accordance with paragraphs 78 and 79 of FASB Statement of Concepts No. 6,

     Elements of Financial Statements, which are reproduced below (we have highlighted the relevant passages for the Staff's reference):

          78. Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other
               -----------------------------------------------------------
               activities that constitute the entity's ongoing major or central
               ----------------------------------------------------------------
               operations.
               ----------

          79. Revenues represent actual or expected cash flows (or the equivalent) that have occurred or will eventuate as a result of the entity's ongoing major or central operations. The assets increased by revenues may be of various kinds - for example, cash, claims against customers or clients, or goods or services received, or increased value of a product resulting from production. Similarly, the transactions and events from which
                                      --------------------------------------
               revenues arise and the revenue themselves are in many forms and
               ---------------------------------------------------------------
               are called by various names - for example, output, deliveries,
               ---------------------------
               sales, fees, interest, dividends, royalties, and rent - depending
                            --------
               on the kinds of operations involved and the way revenues are recognized.

     Paragraph 1 of Rule 5-03 of Regulation S-X of the Securities Exchange Act of 1934, as amended, indicates the following in connection with income statements:

          Net sales and gross revenue: State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals' (d) revenues from services; and (e) other revenues.

     In addition, in future filings, we will include the following paragraph in our revenue recognition accounting policy to describe classification and recognition of interest income related to secured advances to suppliers. In addition, we will disclose in the Notes to our Consolidated Financial Statements the amount of interest income related to these secured advances included in net sales.

          "Revenue Recognition - Sales of agricultural commodities, fertilizers and all other products are recognized when title to the product and risk of loss transfer to the customer, which is dependent on the agreed upon sales terms with the customer. These sales terms provide for passage of title either at the time shipment is made or at the time of the delivery of product. Net sales are gross sales less discounts related to promotional programs and sales taxes. Interest income on secured advances to suppliers is included as a component of net sales due to the operational nature of this item. Shipping and handling costs are included as a component of cost of goods sold."

11. We note your disclosure on page 44 of your document indicating that you generally settle your prepaid commodity purchase contracts and advances with farmers after the crop is harvested and sold. Given the harvest cycle and nature of farm operations please clarify why you have long-term secured advances. Expand your disclosure to indicate the general terms of these long-term advances and tell us whether or not these long-term advances are a renegotiation of original advancement terms.

     We advise the Staff that we have secured advances to suppliers, which in the case of the Company are advances to farmers, with repayment terms of more than 12 months, which are recorded in other non-current assets in our consolidated balance sheets.

     The repayment terms of our long-term secured advances to suppliers generally range from two to three years. We extend secured advances to suppliers on a long-term basis as Brazilian producers increase acreage used for the production of agricultural commodities. These advances are used by our suppliers to invest in the cultivation of newly converted land and other supplies needed for the production of agricultural commodities. This program ensures a future supply of agricultural commodities from the increased acreage. Often, these new production areas will take two to three years to reach normal yields.

     Included in the total long-term secured advances to suppliers are advances that were renegotiated from their original terms of $56 million and $55 million at December 31, 2005 and 2004, respectively, mainly due to crop failures. These renegotiated advances are collateralized by a farmer's future crops and a mortgage on the farmer's land, buildings and equipment.

     In response to the Staff's Comment, we propose to include the following paragraphs in our disclosure related to secured advances to farmers and prepaid commodity contracts:

          "The repayment terms of our long-term secured advances to suppliers generally range from two to three years. We extend secured advances to suppliers on a long-term basis as Brazilian producers increase acreage used for the production of agricultural commodities. These advances are used by our suppliers to invest in the cultivation of newly converted land and other supplies needed for the production of agricultural commodities. This program ensures a future supply of agricultural commodities from the increased acreage. Often these new production areas will take two to three years to reach normal yields.

          Included in the long-term secured advances to suppliers are advances that were renegotiated from their original terms of $56 million and $55 million at December 31, 2005 and 2004, respectively, mainly due to crop failures. These renegotiated advances are collateralized by a farmer's future crops and a mortgage on the land, buildings and equipment."

     We request that the Staff permit us to reflect this additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

Note 7 Goodwill, page F-19
--------------------------

12. We note your disclosure indicating that you determine goodwill impairment based on the reporting units estimated discounted future cash flows. Please expand your disclosure to specifically define your reporting units based on your operations.

     In response to the Staff's Comment, we propose to include the following paragraph to define our reporting units based on our operations as it relates to our goodwill impairment disclosure:

          "Bunge performs its annual goodwill impairment reviews and tests on its reporting units in the fourth quarter of its fiscal year. Bunge's reporting units are its operating segments -agribusiness, edible oil products and milling products."

     We request that the Staff permit us to reflect this additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

Note 20 Commitments and Contingencies, page F-13
------------------------------------------------

13. Please expand your disclosure to include assessments of the likelihood of loss and obligations by legal matter using terms as defined in paragraph 3 of SFAS 5.

     We advise the Staff that we are a party to a large number of claims and lawsuits, primarily tax and labor claims in Brazil, of which there are no individual material claims other than what has been separately disclosed in
     Note 20, Commitments and Contingencies, of the Notes to the Consolidated Financial Statements in our 2005 Form 10-K.

     In response to the Staff's Comment, we propose to include the following sentence in our commitment and contingencies disclosure relating to our assessments of the likelihood of loss and obligations by legal matter:

          "Bunge records liabilities related to its general claims and lawsuits when the exposure item becomes probable and can be reasonably estimated."

     We request that the Staff permit us to reflect this additional disclosure on a prospective basis as the proposed additional disclosure is not significant in relation to our consolidated financial statements and related disclosures.

14. We note your disclosure regarding your freight contracts which states, "Actual amounts paid under these contracts may differ due to the variable components of these agreements and the amount of income earned on the sales of excess capacity." Please describe the variable components to which you refer and clarify whether these variable components represent embedded derivatives or if your freight contracts otherwise qualify as derivative contracts. Please describe the authoritative accounting literature you have applied in accounting for these arrangements.

     We advise the Staff that we have determined at the inception of the contracts that our freight contracts are not subject to the requirements of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, (SFAS No. 133). In accordance with paragraph 10(b) and 58(b) of SFAS No. 133, and Implementation Issues C-12, Scope Exception: Interpreting the Normal Purchases and Normal Sales Exception as on Election, and C-15, Scope
     Exception: Normal Purchases and Normal Sales Exceptions for Certain Option-Type Contracts and Forward Contracts in Electricity, our freight contracts are normal purchase and sales contracts that provide for the purchase of time on ocean freight vessels and freight service on railroad lines for the purpose of transporting agricultural commodities in quantities expected to be used by us over a reasonable period in the normal course of business. It is important for us to enter into freight agreements in advance of the actual sales of agricultural commodities to secure the freight capacity needed to deliver future sales to our customers. There is a limited amount of ocean and railroad freight capacity available and agricultural commodities are an important international bulk commodity.

     Our freight contracts do not contain net settlement provisions as described in either paragraph 9(a) or 9(b) of SFAS No. 133. In addition, the freight contracts do not permit the periodic cash settlement of gains or losses settled on a net basis. We are required to take delivery of the underlying freight services and there are no freestanding or embedded option components of the freight contracts that permit modifications of the services to be delivered or require the exercise of an option before the freight services are rendered. The price of the freight contracts are based on an underlying that is clearly and closely related to the freight services being acquired.

     The phrase "variable component of these agreements" refers to our railroad freight service agreements in Brazil. Under the terms of these agreements, we are charged based on the metric tons of agricultural products transported and the market price on the date of delivery of the freight services. However, we are charged a minimum monthly payment regardless of the actual level of freight services used by us as a "capacity charge." It is also important to note that these railroad freight services agreements do not permit us to resell the underlying freight services to a third party and, in any event, the underlying freight services are not readily convertible to cash.

     We account for the freight contracts as firmly committed, non-cancelable, executory operating leases in accordance with paragraph 15 of SFAS No. 13, Accounting for Leases, and paragraphs 35 to 40 of FASB Statement of Concepts No. 6, Elements of Financial Statements.

Forms 10-Q for the Fiscal Quarters Ended June 30, 2006 and September 30, 2006
-----------------------------------------------------------------------------

15. Please revise your financial statements and disclosures as necessary to comply with all applicable comments related to your fiscal year 2005 Form 10-KSB.


     We propose to reflect our responses to all Comments in our future filings of Quarterly Reports on Form 10-Q.

                                     * * * *

     The Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3490.


                                            Sincerely,




                                            /s/ WILLIAM M. WELLS
                                            -----------------------------------
                                            William M. Wells
                                            Chief Financial Officer





cc:   Christopher Bradley - Deloitte & Touche LLP
      Andrew B. Janszky - Shearman & Sterling LLP